UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                           FORM 15


CERTIFICATION  AND  NOTICE  OF TERMINATION  OF  REGISTRATION
UNDER  SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF  1934
OR  SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.



                              Commission  File  Number  1 - 6469




          Carolina Telephone and Telegraph Company
   (Exact name of registrant as specified in its charter)


  P.O. Box 11315, Kansas City, MO  64112       (913) 624-3000
 (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)


                         DEBENTURES
                  5 3/4% due August 15, 2000
                 7 1/4% due December 15, 2004
                   6 1/8% due May 1, 2003
                 6 3/4 % due August 15, 2013
  (Title of each class of securities covered by this Form)


                            None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           Rule 12h-3(b)(1)(i)  X
     Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)
                                   Rule 15d-6


      Approximate  number of holders of  record  as  of  the
certification or notice date:                     118

     Pursuant to the requirements of the Securities Exchange
Act of 1934, Carolina Telephone and Telegraph Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 23, 1998      By: /s/ Michael T. Hyde
                                  Michael T. Hyde, Secretary